Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods.

FORWARD-LOOKING STATEMENTS

These communications contain forward-looking statements regarding Kraft Foods’ possible offer to combine with Cadbury plc. Such statements include statements about the benefits of the proposed combination, expected future earnings, revenues and cost savings and other such items, based on Kraft Foods’ plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Contacts:	Lisa Gibbons (media)	Chris M. Jakubik (investors)
	+1-847-646-4538	+1-847-646-5494
	news@kraft.commailto:kknuth@kraft.com	ir@kraft.commailto:kknuth@kraft.com

KRAFT FOODS EXTENDS PRESENTATION AT BARCLAYS CAPITAL

BACK-TO-SCHOOL CONSUMER CONFERENCE

Webcast to Begin 15 Minutes Earlier than Previously Announced

NORTHFIELD, Ill. – Sept. 8, 2009 – Kraft Foods Inc. (NYSE: KFT) announced that the live audio webcast of its presentation at the Barclays Capital Back-to-School Consumer Conference on Wednesday, Sept. 9, 2009, now will begin at 7:15 a.m. EDT.

The webcast will be available in the investor center section of Kraft Foods’ corporate web site kraftfoodscompany.com and will be archived at kraftfoodscompany.com.

Kraft Foods (kraftfoodscompany.com) makes today delicious in 150 countries around the globe. Our 100,000 employees work tirelessly to make delicious foods consumers can feel good about. From American brand icons like Kraft cheeses, dinners and dressings, Maxwell House coffees and Oscar Mayer meats, to global powerhouse brands like Oreo and LU biscuits, Philadelphia cream cheeses, Jacobs and Carte Noire coffees, Tang powdered beverages and Milka, Côte d’Or, Lacta and Toblerone chocolates, our brands deliver millions of smiles every day. Kraft Foods (NYSE: KFT) is the world’s second largest food company with annual revenues of $42 billion. The company is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, the Dow Jones Sustainability Index and the Ethibel Sustainability Index.

— make today delicious —

kraft foods

make today delicious

2008 Fact Sheet

We are the world’s second largest food company with annual revenues of $42 billion

Millions of times a day, in about 150 countries, consumers reach for their favorite Kraft Foods brands. And, in the U.S., our products are present in more than 99 percent of households.

We proudly market nine brands with revenues exceeding $1 billion, including: Kraft, Jacobs, LU, Maxwell House, Milka, Nabisco and its Oreo brand, Philadelphia, and Oscar Mayer. More than 50 additional brands have revenues greater than $100 million. More than 40 of our brands are at least 100 years old.

More than 80 percent of our revenues come from products that hold the No. 1 share position in their respective categories. And, more than 50 percent of our revenue is driven by categories where our market share is twice the size of the nearest competitor.

Our 98,000 employees work tirelessly to make delicious foods consumers can feel good about. We make our products at 168 manufacturing and processing facilities worldwide.

We make a delicious difference by fighting hunger and supporting healthy lifestyles. Since 1997, we have provided more than 1 billion servings of food.

Our company is a member of the Dow Jones Industrial Average, Standard & Poor’s 500, the Dow Jones Sustainability Index and Ethibel Sustainability Index. To learn more about the company’s sustainability initiatives, visit http://kraftfoodscompany.com/About/sustainability.

DIGIORNO A.1. PLANTERS TOMBSTONE PIZZA Stove Top TASSIMO Cracker Barrel CAPRISUN

Freia JELL-O JACOBS NABISCO Lunchables LACTA KRAFT Velveeta TOBLERONE

Macaroni & Cheese Wheat Thins Oscar Mayer KRAFT TIGER Milka KRAFT Singles CLUB SOCIAL

Cote d’Or Since 1883 Maxwell House LU TANG Kraft PHILADELPIA CARTE NOIRE Kool-Aid california PIZZA KITCHEN

Back to NATURE Miracle Whip RITZ OREO Triscuit Chips Ahoy! CRYSTAL Light GREY POUPON

Top Institutional Holders*

(Shares in Millions)

Name Shares % of KFT

Berkshire Hathaway, Inc. 138.3 9.4%

State Street Global Advisors 77.0 5.2%

Barclays Global Investors NA 56.8 3.9%

Vanguard Group, Inc. 47.1 3.2%

Capital World Investors 46.4 3.2%

Trian Fund Management L.P. 34.4 2.3%

Morgan Stanley & Co., Inc. 27.9 1.9%

Barrow, Hanley, Mewhinney & Strauss, Inc. 24.9 1.7%

Bank of New York Mellon 20.9 1.4%

Fidelity Management & Research 17.9 1.2%

*As of December 31, 2008 per 13F filings

Kraft Foods at a Glance – 2008 Consumer Sector Data

	Net Revenues in Billions*	Percentage of 2008 Net Revenues*	Revenue Change Versus Prior Year
Snacks	$15.9	38%	+40.0% Reflects the acquisition of Group Danone's global biscuit business
Beverages	$8.2	20%	+5.5%
Cheese	$7.5	18%	+7.7%
Convenient Meals	$6.2	15%	+7.1%
Grocery	$4.2	10%	+3.8%
Total	$41.9*		+16.9%

*Does not add due to rounding

Our Strategies for Growth

- Rewire the organization for growth
- Reframe our categories
- Exploit our sales capabilities
- Drive down costs without compromising quality

We understand that actions speak louder than words, so at Kraft Foods:

- We inspire trust.
- We act like owners.
- We keep it simple.
- We are open and inclusive.
- We tell it like it is.
- We lead from the head *and* the heart.
- We discuss. We decide. We deliver.

kraft foods KFT LISTED NYSE Dow Jones Sustainability Indexes www.kraftfoodscompany.com

Financial Trends

2008 Net Revenues $42B*(US$ in Billions)

U.S. Beverages $3.0

U.S. Cheese $4.0

Kraft Foods Europe $9.7

Kraft Foods Developing Markets $8.2

U.S. Convenient Meals $4.2U.S. Grocery $3.4

U.S. Snacks $5.0 Canada & N.A. Foodservice $4.3

2008 Segment Operating Income $4.4B*(US$ in Billions)

U.S. Beverages $0.4

U.S. Cheese $0.6

U.S. Convenient Meals $0.3

U.S. Grocery $1.0

U.S. Snacks $0.6

Kraft Foods Developing Markets $0.8

Kraft Foods Europe $0.2

Canada & N.A. Foodservice $0.4

Segment Operating Income excludes unrealized gains and losses on hedging activities (losses of $205 million, which are a component of cost of sales), general corporate expenses ($304 million, which are a component of marketing, administration and research costs) and amortization of intangibles ($23 million).

Net Revenues (US$ in Billions)

$33.0 $35.9 $41.9

2006 2007 2008

Diluted Earnings Per Share

$1.84 $1.70 $1.90

2006 2007 2008

Discretionary Cash Flow (US$ in Billions)

$3.0 $2.4 $2.8

2006 2007 2008

Dividends Per Share

$0.96 $1.04 $1.12

2006 2007 2008

The Company defines Discretionary Cash Flow as Cash Flows from Operating Activities less Capital Expenditures and adding back Discretionary Pension Contributions. Cash Flows from Operating Activities were $3.7, $3.6 and $4.1 billion for 2006 through 2008, respectively. Capital Expenditures were $1.2, $1.2 and $1.4 billion for 2006 through 2008, respectively. Discretionary Pension Contributions were $0.4, $0.1 and $0.0 billion for 2006 through 2008, respectively.*

* Totals may not sum due to rounding.

Kraft foods KFT LISTED NYSE Dow Jones Sustainability Indexes www.kraftfoodscompany.com

Financial Highlights Consolidated Results

Selected Financial Data - Three Year Review (in millions of dollars, except per share and employee data)

Summary of Operations:	2008	2007	2006
Net revenues	$41,932	$35,858	$33,018
Cost of sales	28,088	23,656	21,190
Operating income	3,843	4,176	4,158
Operating margin	9.2%	11.6%	12.6%
Interest and other expense, net	1,240	604	510
Earnings from continuing operations before income taxes	2,603	3,572	3,648
Provision for income taxes	755	1,080	816
Earnings and gain from discontinued operations, net of income taxes	1,045	232	233
Net earnings	2,893	2,724	3,065
Noncontrolling interest	9	3	5
Net earnings attributable to Kraft Foods	2,884	2,721	3,060
Basic EPS:			
Continuing operations	1.22	1.56	1.70
Discontinued operations	0.70	0.15	0.14
Net earnings attributable to Kraft Foods	1.92	1.71	1.84
Diluted EPS:			
Continuing operations	1.21	1.56	1.70
Discontinued operations	0.69	0.14	0.14
Net earnings attributable to Kraft Foods	1.90	1.70	1.84
Dividends declared per share	1.12	1.04	0.96
Dividends declared as a % of Basic EPS	58.3%	60.8%	52.2%
Dividends declared as a % of Diluted EPS	58.9%	61.2%	52.2%
Weighted-average shares–Basic	1,505	1,591	1,659
Weighted-average shares–Diluted	1,515	1,600	1,661
Net cash provided by operating activities	4,141	3,571	3,720
Capital expenditures	1,367	1,241	1,169
Depreciation	963	873	884
Property, plant and equipment, net	9,917	10,778	9,693
Inventories, net	3,881	4,238	3,436
Total assets	63,173	68,132	55,548
Long-term debt	18,589	12,902	7,081
Total debt	20,251	21,009	10,821
Total long-term liabilities	29,773	23,574	16,520
Total equity	22,356	27,445	28,562
Book value per common share outstanding	15.22	17.89	17.46
Market price per Common Stock share–high/low	34.97-24.75	37.20-29.95	36.67-27.44
Closing price of Common Stock at year end	26.85	32.63	35.70
Price/earnings ratio at year end–Basic	14	19	19
Price/earnings ratio at year end–Diluted	14	19	19
Number of common shares outstanding at year end	1,469	1,534	1,636
Number of employees	98,000	103,000	90,000

Key Contacts

Corporate Offices
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

Investor Relations
ir@kraft.com
1-847-646-5494
www.kraftfoodscompany.com/investor

Media
news@kraft.com
1-847-646-4538

Consumers
consumers@kraft.com
1-800-323-0768

Transfer Agent
Investment Plan for Kraft Foods
c/o Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
stocktransfer@wellsfargo.com
1-866-655-7238

kraft foods KFT LISTED NYSE Dow Jones Sustainability Indexes www.kraftfoodscompany.com

Historic Timeline

1895

C.W. Post starts his ready-to-eat cereal company in Battle Creek, Michigan, with the introduction of Postum cereal beverage.

He introduces Grape-Nuts cereal two years later.

JACOBS

1895

Johann Jacobs in Bremen, Germany, establishes Jacobs Kaffee. It will ultimately become one of Europe’s leading coffee companies.

1767

Bayldon and Berry begin selling candied fruit peel to the citizens of York, England. Joseph Terry soon joins and the business grows to become Terry’s of York.

1901

MILKA

SUCHARD

The Suchard company, established in Switzerland in 1825 by Philippe Suchard, introduces its first milk chocolate brand, Milka.

1903

James L. Kraft begins a wholesale cheese business in Chicago, Illinois. By 1914 the company opens its first plant and begins manufacturing its own cheese.

1908

TOBLERONE

Theodore Tobler, Swiss chocolate maker, introduces the Toblerone chocolate bar.

1916

J.L. Kraft receives the first of many patents for his method of producing process cheese.

1916

Planters introduces the Mr. Peanut trademark figure after it was submitted by a schoolboy in a company- sponsored contest.

The Kenyan Coffee Company in London begins producing fresh ground coffee that will become known as Kenco.

1923

1927

KOOL-AID

Edwin Perkins modifies a soft drink syrup called Fruit Smack.

He concentrates it into a powder, packages it in envelopes and changes the name to Kool-Aid.

KRAFT DINNER

Kraft Macaroni & Cheese dinner enters national markets with the phrase “A meal for 4...in 9 minutes”.

1937

G F

Postum Company, maker of Post cereals, changes its name to General Foods Corporation after acquiring several brands, including Baker’s, Maxwell House, Minute tapioca and Jell-O.

1929

1929

OSCAR MAYER

Oscar Mayer begins branding its wieners with a yellow paper band bearing the company name, an industry first.

WORLD’S FAIR

1933

Miracle Whip salad dressing is introduced at the Chicago’s Century of Progress World’s Fair.

Jell-O instant pudding is introduced by General Foods.

1950

New Bulk_Day

DESSERT

1952

National Biscuit Company sees the need for a unifying symbol to attract consumers’ attention and introduces the now-familiar red graphic Nabisco triangle in the upper left-hand corner of all its packaging.

1963

Chips Ahoy! chocolate chip cookies make their first appearance. They are packaged in a modified coffee bag that could be re-rolled and sealed after it’s first opened.

1957

General Foods introduces Tang breakfast beverage crystals.

Dong Suh Foods joint venture is formed in Korea with General Foods.

1970

1988

The Lunchables line of convenient light meals is introduced in the U.S. - later in Canada and the U.K. (1990) and Germany (1998).

General Foods introduces Crystal Light powdered drink mix.

1982

Oscar Mayer

1981

General Foods acquires

Oscar Mayer & Co., Inc.

1972

General Foods introduces Stove Top stuffing mix into test markets. It is available nationally in 1973.

Milka

1990

Kraft General Foods (KGF) International acquires Jacobs Suchard AG for $4.2 billion. This includes Toblerone, Milka and Côte d’Or chocolates and Jacobs coffee, among other brands.

1995

Di Giorno, the first frozen, self-rising crust pizza, is introduced in the U.S.

Freia

Marabou

1993

Freia Marabou, the leading confectionery company in Scandinavia, is acquired for $1.3 billion.

KRAFT

1988

Kraft, Inc. becomes a part of Philip Morris Cos. which purchases Kraft for $12.9 billion.

NABISCO

2000

Philip Morris Cos. acquires Nabisco Holdings Corp. for $19.2 billion and integrates it into Kraft Foods, giving Kraft ownership of many powerhouse brands.

RAINFOREST ALLIANCE

CERTIFIED

Kraft Foods partners with Rainforest Alliance on sustainable coffee initiative.

Shares of Kraft Foods Inc. stock begin trading on the New York Stock Exchange.

2001

BACK to NATURE

est. 1960

2003

Kraft acquires Back to Nature brand cereal and granola business.

1700

1800

1900

1910

1920

1930

1940

1950

1960

1970

1980

1990

2000

1883

Named for the Gold Coast of Africa, the origin of the exotic beans used in its sumptuous chocolates, Côte d’Or is born.

1892

Joel Cheek blends a special coffee for the Maxwell House Hotel in Nashville, Tennessee. It becomes known as Maxwell House coffee.

1898

INTER SEAL

The National Biscuit Company is created through a merger of dozens of local and regional bakeries across the U.S.

1920

Gevalia coffee is introduced in Sweden.

1906

Oscar F. Mayer & Bros., established in 1883, is among the first meat packers to obtain the Federal Meat Inspection stamp of approval.

1912

National Biscuit Company introduces Oreo cookies.

Vegemite yeast spread is introduced in Australia by Fred Walker & Co. of Melbourne. In 1926 Kraft Cheese Company acquires an interest in the company.

1923

VEGEMITE

CONCENTRATED YEAST EXTRACT

KRAFT

KRAFT K CHEESE

1924

J.L. Kraft & Bros. Co. changes its name to Kraft Cheese Company, goes public and has its first shares traded.

1936

The Wienermobile makes its first appearance for Oscar Mayer & Co.

Kraft Cheese Company acquires the Phenix Cheese Corporation, maker of Philadelphia Brand cream cheese (introduced in the U.S. in 1880), and changes its name to Kraft-Phenix Cheese Corporation.

1928

1928

Kraft-Phenix Cheese Company introduces Velveeta process cheese food in the U.S. and Canada simultaneously.

1952

Cheez Whiz is introduced in test markets and is available nationally the next year.

General Foods acquires Perkins Products Company, maker of Kool-Aid powdered soft drinks.

1953

1963

The Oscar Mayer wiener jingle is introduced in TV advertising. “Oh, I wish I were an Oscar Mayer wiener...”

1950

Kraft Deluxe process cheese slices are the first commercially packaged sliced cheese.

1969

Neil Armstrong becomes the first man to walk on the moon. Tang powdered beverage and Oscar Mayer wieners are used on board Apollo 11.

1979

HAG AG of Bremen, Germany, founded by Dr. Ludwig Roselius in 1906, is acquired by General Foods Corp.

1966

Cool Whip non-dairy topping is introduced in the U.S.

Ajinomoto General Foods (AGF), joint venture with Ajinomoto, created in Japan.

BLENDY

1973

1991

KGF acquires the rights to Capri Sun, all-natural single-serve fruit drinks, from the Wild Company in Germany.

1986

Tombstone Pizza Corp., manufacturer of frozen pizza since 1962, becomes part of the Kraft brand portfolio.

1985

Philip Morris Cos. purchases General Foods for $5.6 billion.

KRAFT GENERAL FOODS

1989

General Foods and Kraft merge to become Kraft General Foods.

2004

Tassimo hot beverage system launches in France; other countries soon follow.

Kraft Foods is spun off from parent company Altria Group Inc. and becomes fully independent.

2007

2007

LU

Kraft Foods acquires the global biscuit business of Groupe Danone.

2008

POST

Kraft Foods divests its Post cereal business for $2.6 billion.

kraft foods

make today delicious

kraftfoodscompany.com

Kraft Foods | Sustainability

Building a Better, More Sustainable World

kraft foods

Building a Better, More Sustainable World

The earth is changing and the planet we share is getting warmer. Sea levels are rising. Weather patterns are shifting. Experts say that our natural resources are being depleted faster than they can be replenished. And clean water and fertile, arable land are becoming scarce.

Change is necessary

As a food company, we rely on the ability of the earth to produce the raw materials we use every day to make our products. So, conducting our business in a way that helps drive necessary change and also respects the intersection of environmental, social and economic responsibility makes good business sense. Customers want to do business with partners who support sustainability. Consumers want to buy products from companies that “get it.” And employees want to work for companies that respect and preserve the world around them.

And for so many other reasons, it’s simply the right thing to do.

We’re making sustainability an ingredient in our recipe for success. It’s an important part of our business strategies and a visible part of our actions. We want to meet the needs of the present while being mindful of the future.

But we can’t do everything. So, we’re centering our efforts on what matters most to our business and where we can have a meaningful impact. We look at our business through a sustainability lens. This creates the perspective to drive lasting change through ideas that will help us grow our business and reduce costs, while protecting the environment and society.

To keep us on track, we’ve set some aggressive goals

We will:

• Reduce manufacturing plant energy use by 25 percent

• Reduce manufacturing plant energy-related carbon dioxide emissions by 25 percent

• Reduce manufacturing plant water consumption by 15 percent

• Reduce manufacturing plant waste by 15 percent

• Eliminate 150 million pounds (68 million kilograms) of packaging material

We’re also advancing sustainable sourcing of agricultural commodities, like coffee and cocoa. And we’re transporting our products and raw materials more efficiently.

Ultimately, we’re looking to make a lasting difference— a delicious difference—as we all work together to build a better world.

Dow Jones

Sustainability Indexes

Member 2008/09

kraft foods

make today delicious

kraftfoodscompany.com

Kraft Foods | Community Involvement

Making a Delicious Difference in Our Communities

kraft foods

Making a Delicious Difference in Our Communities

Hunger and malnutrition are the greatest threats to health and well-being around the world. Nearly one of every six people doesn’t get enough to eat. We know that eating well fuels our bodies and brains. Without adequate nourishment, children’s ability to learn and adults’ ability to function at their best are compromised. The domino effect? Whole societies don’t realize their potential.

As the world’s second-largest food company, we’re committed to helping change that reality by fighting hunger and promoting healthy lifestyles. In fact, we’ve been focused on being part of the solution for more than 25 years.

Fighting hunger

Teaming up with leaders in the battle against hunger, we helped pioneer the delivery of nutritious foods–including fresh fruits, vegetables and protein–to people in need. Just who are “people in need”? Typically, they are hard-working families who, after paying rent and utilities, are unable to afford high-quality, vitamin-rich foods. They often live in “food deserts” with no local grocery. They don’t skip just one meal, but often several meals over many days. Since 1997, we’ve donated more than one billion servings of food to assist them.

But the need is so great, we pledged an additional $180 million over the next three years to get more food–and better nutrition tools and information–to children and families.

• Our grant to Feeding America funds an innovative Mobile Pantry program. These food pantries on wheels bring fresh produce and other nutritious products into communities where access to food is challenging. In three-years’ time, they’ll deliver 50 million meals.

• Through our partnership with Save the Children, we’re helping Filipino and Indonesian families suffering from malnutrition. Through community-based meal distribution and nutrition education, families will receive immediate hunger relief. We’re proud to acknowledge this is the largest community donation ever made in Southeast Asia.

Promoting healthy lifestyles

Being healthy is more than what you eat–it’s also what you do. We’re helping children and their families make informed food choices while encouraging physical activity. For example, since 2004, our Health 4 Schools curriculum has been adapted by more than 100 schools in the U.K. and Russia. The program encourages kids to eat breakfast, while teaching them how to grow food and prepare easy, healthy meals. Equally important, kids stay active through sports and play.

Lending a hand when disaster strikes

We pride ourselves on being the neighbor to rely upon–whether it’s wildfires ripping through Australia, devastating earthquakes in Italy or hurricanes in the U.S. In North Dakota, for example, we provided swift support in the form of cash and product donations after severe flooding. And our employees get involved, too, by contributing to disaster relief funds and volunteering their time to help make things right again.

Employee volunteers are the difference

There is a strong spirit of giving among our employees. Thousands of us across our company volunteer to make a delicious difference. Throughout the year, employees lend their time and talent to those in need. We serve food to needy families. We teach kids the basics of good nutrition. We even travel as United Nations volunteers to share our expertise in food safety and manufacturing with local farmers and food producers in countries around the world.

kraft foods

make today delicious

kraftfoodscompany.com

Kraft Foods | Diversity

Diversity, a Continuous Commitment

kraft foods

Diversity, a Continuous Commitment

We are open and inclusive. It’s a simple concept. We’ve taken it to heart by making it part of our values in action that guide our behavior.

It’s critical to creating a delicious work experience for our employees and business partners. And it’s the foundation of our strategy to build a high-performing culture.

Being open and inclusive means many things to us. Clearly, it’s about diversity of gender and race. That’s important. But it’s much more. It’s also about embracing new ideas and different points of view.

As a global business, reflecting the face of our consumers in our employees–and especially in our leaders–also is critical to our success. Different perspectives enable us to see first-hand how we can better meet consumer needs with innovative and delicious foods.

It’s how we do business

Open and inclusive is woven into how we do business every day–from training and development to accountability in leadership objectives:

• We require diversity and inclusion training for every employee at key career stages to sustain a culture that welcomes and values individual differences.

• Our 10 diversity-focused employee councils align their objectives with the company’s business strategies to enhance their impact.

• We develop strategic relationships with key external organizations to connect with a broad range of consumers and attract diverse talent to bring a wider spectrum of perspectives to our business.

• We link the diversity goals of each business unit and function directly to executive compensation to strengthen accountability.

It’s nice to be noticed

We’re proud that Kraft Foods is recognized as a leader in advancing diversity and fostering an inclusive culture. For example, DiversityInc honored us as one of its Top 25 companies for “Best Diversity Practices.” Working Mother magazine has named us one of its 100 Best Companies for several years running. And LATINA Style magazine calls us one of the Top 50 Best Employers for Latinas.

Those accolades are nice, but the real reward is knowing that by creating a culture that’s open and inclusive, we’re driving business success–for our consumers, our shareholders, our business partners and our people.

delicious

is

delightful

A family dinner. A special celebration. A quick bite on the go. A moment of calm.

No matter what the occasion, we take food to heart. Our higher purpose, make today delicious, is about much more than the products we make. It defines us, unites us and inspires us to make a delicious difference, today and every day, in our company, and in our communities and in our world. From tingling taste buds to precious memories, every experience with Kraft Foods should delight—in every sense of the word.

nourishing

Good food you can feel good about. Isn’t that what it’s all about?

Sure food is fuel for our bodies, but it also nourishes our souls. We’re constantly looking for new ways to bring you healthier, more flavorful and wholesome choices no matter where you are or where you’re shopping—in a super center in Cleveland or a corner kiosk in Kuala Lumpur. And of course, only products that meet the highest standards of quality and safety carry our name. In this ever-changing world, isn’t it comforting to know that you can count on us?

engaging

optimistic

You deserve the right to live deliciously—even if you’re on a diet or managing an illness.

That’s why we’ve created nutrition programs and activity ideas that we bring to you in your communities and online. We help you stay on track, with tips, tools and tasty choices. We know staying healthy can be challenging, but you can do it! And we’re here to help.

endearing

sustaining

We also reach out to help those in need around the world.

The hungry. The under-nourished. Those devastated by natural disasters. We are dedicated to bringing the security of a nutritious meal to millions of children and families around the world. Delicious is the comfort of a full tummy and the satisfaction that your family is fed. And for us, delicious definitely is being able to make a difference.

sustainable

Imagine a delicious world. For everyone. Forever.

To make that world real, we’re partnering with farmers who grow the ingredients that become our foods. We want to make sure they can earn a living while building their communities and protecting our earth. We’re doing our part too, by reducing our water and energy use, and by shrinking our waste and harmful emissions. To us, a delicious world is about living well and taking care of each other today, while being vigilant about the tomorrow that we’ll leave for the next generations.

fresh

What’s for dinner or lunch or breakfast or in between?

If you’ve heard that as many times as we have, it’s time for some fresh answers. And for us, that means looking at everything from the high-quality ingredients in our products to the creative ideas that help you through the day.

Foods that are fresher. Recipes e-mailed to you just in the nick of time. The right meal solution at the right price. Whatever you need, we’re always cooking up tasty, convenient and affordable ways to help you satisfy your family.

timeless

Favorite foods shared from one generation to the next, making memories along the way.

With each generation, our innovations turn the brands you’ve lived with for years into the brands you can’t live without. Today we’re proud to serve you new and exciting foods, as well as the favorites you love—and that you love to come back to—time and again.

At Kraft Foods

delicious

is our

difference.

We begin with our consumers. We listen, we watch

and we learn. We understand their joys and their

challenges because we are consumers too.

We make delicious foods you can feel good about.

Whether watching your weight or preparing to

celebrate, grabbing a quick bite or sitting down

to family night, we pour our hearts into creating

foods that are wholesome and delicious.

We believe we can make a delicious difference,

everywhere. We are constantly looking for fresh

ideas to improve our workplace, our partnerships,

our communities and our world.

We understand that actions speak

louder than words, so at Kraft Foods:

We inspire trust.

We act like owners.

We keep it simple.

We are open and inclusive.

We tell it like it is.

We lead from the head and the heart.

We discuss. We decide. We deliver.

At Kraft Foods

delicious

is our

difference.

We begin with our consumers. We listen, we watch

and we learn. We understand their joys and their

challenges because we are consumers too.

We make delicious foods you can feel good about.

Whether watching your weight or preparing to

celebrate, grabbing a quick bite or sitting down

to family night, we pour our hearts into creating

foods that are wholesome and delicious.

We believe we can make a delicious difference,

everywhere. We are constantly looking for fresh

ideas to improve our workplace, our partnerships,

our communities and our world.

We understand that actions speak

louder than words, so at Kraft Foods:

We inspire trust.

We act like owners.

We keep it simple.

We are open and inclusive.

We tell it like it is.

We lead from the head and the heart.

We discuss. We decide. We deliver.

A1

STEAK SAUCE

CAPRISUN

california PIZZA KITCHEN

Breakstone’s

Kenco

SINCE

POLLY-O

1899

NATURAL

Oscar

Mayer

GEVALIA

Milka

Lunchables

Anywhere. Any time. Every day.

Wheat Thins

LU PRINCE

PLANTERS

CARTE NOIRE

ORIGINAL PREMIUM

TASSIMO

Alpen Gold

Royal

Chips Ahoy!

Marabou

LACTA

KRAFT PHILADELPHIA

DIGIORNO

Velveeta

Maxwell House

COTE D’OR

JELL-O

Kool-Aid

JACOBS

Miracle Whip

NABISCO

CoolWhip

TOBLERONE

RITZ

Cracker Barrel

CLUB SOCIAL

Honey Maid

TANG

Crystal Light

TOMBSTONE

KRAFT

OREO

LU

SOUTH BEACH Living

Triscuit

make today delicious

kraft foods

make today delicious

kraftfoodscompany.com

kraft foods

make today delicious

kraftfoodscompany.com

Kraft Foods | Health and Wellness

A Long-Standing Commitment to Healthy Lifestyles

kraft foods

A Long-Standing Commitment to Healthy Lifestyles

At Kraft Foods, we believe everybody deserves to enjoy good food. For more than 100 years, we’ve been making convenient, affordable foods people can feel good about eating. Today, we continue this philosophy by following four simple beliefs:

• Provide consumers clear nutrition information,

• Improve products and offer better-for-you options,

• Advertise responsibly to children, and

• Promote physical activity and healthy lifestyles.

This is in line with our commitment to the World Health Organization and our goal to create foods that are wholesome and delicious.

Providing simple, clear nutrition information

To make informed decisions, people need the right information, delivered clearly and simply. That’s why we provide nutrition labeling on our products in all markets worldwide—even where it’s not required. We also support common approaches to front-of-pack labeling that give people meaningful nutrition information at a glance. Having a common industry approach makes it easier for people to compare the content of different foods and brands.

Offering better-for-you options

We continually review our portfolio to see where we can make improvements without compromising quality or taste. Since 2005, we have introduced more than 5,000 better-for-you options. They range from foods that have meaningful levels of beneficial nutrients (like fiber and calcium) or are reduced, low or free in calories, fat, saturated fat, sugar and/or salt. We also significantly reduced or eliminated trans fat from all our products. And we led the way in offering 100-calorie portions with our 100 Calorie Packs, helping people snack and stay on track. We continue to expand our 100-calorie offerings around the globe.

Advertising responsibly to children

How we communicate about our products is just as important as the products themselves. In 2005, we were the first company to announce global principles on advertising to children. We actively work with groups around the world to improve advertising-to-children practices. In fact, our practices have been the model for several voluntary advertising-to-children efforts.

• We have a long-time policy of not advertising to children under six.

• For children between six and 11, we advertise only better-for-you products that meet stringent nutritional criteria.

• We eliminated all in-school marketing and set nutrition standards for our products sold in schools.

Promoting physical activity and healthy lifestyles

We have a long history of fighting hunger and promoting healthy lifestyle programs and have historically supported programs in 130 cities in 46 countries. From teaching school-age children to grow vegetables and cook healthy foods to providing families with nutrition information, ideas to increase physical activity and access to nutritious food, we are working to make a delicious difference for people around the world.

Three Lakes Drive
Northfield, IL 60093

www.kraftfoodscompany.com

[Form of Letter Sent to Certain Political and Union Leaders in the U.K.]

[Addressee]

[Title]

[Address]

7 September 2009

Dear [Addressee],

I wanted to let you know we publicly announced today that we have made a proposal to the Board of Directors of Cadbury plc about the possibility of combining our two companies.

We have great respect for Cadbury plc, its employees, its brands and its proud heritage. This proposed combination is about growth. We are eager to build upon Cadbury’s iconic brands and strong British heritage through increased investment and innovation.

These are early days for our proposal, but we hope to engage with the Board of Cadbury on a constructive basis with the goal of agreeing a recommended transaction.

I would be very happy to answer any questions you may have about our intentions. More detailed information about our company and our proposal can be found on our corporate web site – www.kraftfoodscompany.com.

Yours sincerely,

[Kraft Foods Officer/Director]

[Title]

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements regarding our possible offer to combine with Cadbury plc. Such statements include statements about the benefits of the proposed combination, expected future earnings, revenues and cost savings and other such items, based on our plans, estimates and projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in our filings with the US Securities and Exchange Commission (“SEC”), including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation.

ADDITIONAL US-RELATED INFORMATION

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Subject to future developments, Kraft Foods may file a registration statement and/or tender offer documents with the SEC in connection with the proposed combination. Cadbury plc shareholders should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they will contain important information. Those documents, if and when filed, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

RESPONSIBILITY STATEMENT

The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury plc or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.